Exhibit 3.4

BANK OF FLORIDA CORPORATION
ARTICLES OF AMENDMENT

CERTIFICATE OF THE DESIGNATION,
PREFERENCES, RIGHTS AND LIMITATIONS OF

SERIES B PREFERRED STOCK

          The undersigned, Michael L. McMullan, Chief Executive Officer and President of Bank of Florida Corporation (“Company”),

           DOES HEREBY CERTIFY:

          That, pursuant to the authority expressly conferred upon the Board of Directors of the Company by Article III of the Articles of Incorporation of the Company and in accordance with the provisions of Section 607.0602, Florida Statutes, the Board of Directors, at a Special Meeting held on June 18, 2009, adopted the following amendment which designates a series of preferred stock to be known as Series B Preferred Stock, with the following relative rights and preferences:

1.   Designation. The designation of the series of preferred stock created herby shall be “Series B Preferred Stock” and the number of shares constituting such class shall be 520 shares. The Series B Preferred Stock shall rank prior to the common stock of the Company, $0.01 par value (“Common Stock”) with respect to the payment of dividends and distribution of assets.

2.   Dividend Rights. The holders of Series B Preferred Stock shall be entitled to receive quarterly cumulative cash dividends, payable in arrears. The first dividend shall be payable for the quarter ending September 30, 2009. Dividends shall be payable on January 1, April 1, July 1 and October 1 of each year (or, if such date is not a business day, the next succeeding business day). The dividends shall be payable at a quarterly rate of $625.00 per share. If the Series B Preferred Stock is outstanding during a portion of any quarter, the dividend for that quarter shall be payable on a prorated basis for that portion of the quarter the Series B Preferred Stock is outstanding, as calculated by the Company in its reasonable discretion.

3.   Conversion Rights. If the Company shall conduct an offering (“Offering”) for sale of any newly issued equity, debt or hybrid securities (“Offered Securities”), the holders of Series B Preferred Stock shall have right to acquire Offered Securities in the Offering by converting shares of Series B Preferred Stock into the Offered Securities as part of the Offering. In any such conversion, each converted share of Series B Preferred Stock shall be converted into an amount of Offered Securities with an offering price in the Offering of $25,000. The Company shall have the right to establish reasonable procedures and deadlines for the holders of Series B Preferred Stock to exercise their rights of conversion set forth in this Section 3. If the Company shall commence, but not ultimately issue Offered Securities in, an Offering, no shares of Series B Preferred Stock shall be converted as part of such Offering, but rather shall remain as shares Series B Preferred Stock.

4.  Redemption.

(a) If an Offering with aggregate offering price of at least $30,000,000 (“Eligible Offering”) is completed prior to January 1, 2011, the Company shall redeem for $25,000 per share, each and every share of Series B Preferred Stock not converted into Offered Securities pursuant to Section 3.

(b) If the Company does not complete an Eligible Offering prior to January 1, 2011, at any time on or after January 1, 2011, the Company shall have the right, in its sole discretion, to redeem any or all shares of Series B Preferred Stock for $25,000 per share. Should the Company elect to redeem less than all outstanding shares of Series B Preferred Stock at any time, the shares to be redeemed shall be selected either pro rata or in such other manner as the Board of Directors may determine to be fair and equitable.

(c) Any notice of redemption shall be in writing and given in person, by first class mail, or by reputable overnight courier, transmitted not less than five, nor more than 30, days prior to the date fixed for redemption to the holder of record of shares to be redeemed. After the date of redemption, and notwithstanding the fact that any shares called for redemption shall not have been surrendered, on and after such date, such shares shall be deemed to be no longer outstanding and all rights of the holders of such shares shall cease, except for the right to receive the redemption value of the shares.

5.   Liquidation Preference. In the event of liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of Series B Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to shareholders, $25,000 per share of Series B Preferred Stock held, prior to any distribution to holders of Common Stock.

6.   Rights Upon a Change in Control. Upon a “change in control” of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, the Company or its successor shall redeem each share of outstanding Series B Preferred Stock for $25,000 per share. The completion of an Eligible Offering shall not be deemed to be a change in control, because each share of Series B Preferred Stock shall be converted or redeemed upon completion of an Eligible Offering.

7.   Voting Rights. Except as otherwise required by law, the holders of Series B Preferred Stock shall not be entitled to vote on any matters submitted to shareholders.

8.   Reacquired Shares. Shares of Series B Preferred Stock redeemed, converted or otherwise purchased or acquired by the Company shall be restored to the status of authorized and unissued shares of preferred stock without designation as to series.

9.   No Sinking Fund. Shares of Series B Preferred Stock are not subject to the operation of a sinking fund.

IN WITNESS WHEREOF, BANK OF FLORIDA CORPOATION has caused this Certificate to be signed by Michael L. McMullan, its Chief Executive Officer and President, this 24th day of June, 2009.

BANK OF FLORIDA CORPORATION

By:    /s/ Michael L. McMullan
       Michael L. McMullan
       Chief Executive Officer and President